Filed Pursuant to Rule 253(g)(2)

File No. 024-11162

Fundrise Growth eREIT VII, LLC

SUPPLEMENT NO. 6 DATED June 30, 2022

TO THE OFFERING CIRCULAR DATED May 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On June 28, 2022, the Manager of the Company declared a daily distribution of $0.0002739726 per share (the “July 2022 Daily Distribution Amount”) (which equates to approximately 0.85% on an annualized basis calculated at the current rate, assuming a $11.74 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2022 and ending on July 31, 2022 (the “July 2022 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the July 2022 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2022. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.